Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

 New York, NY 10005

November 5, 2015

VIA EDGAR

Susan Block, Attorney-Advisor

Officer of Transportation and Leisure

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	North Atlantic Holding Company, Inc. Registration Statement on Form S-1 CIK No. 0001290677

Dear Ms. Block:

On behalf of North Atlantic Holding Company, Inc. (the “Company”), a Delaware corporation, we file in electronic form the accompanying Registration Statement on Form S-1 (the “Registration Statement”) of the Company and other exhibits thereto, marked to indicate changes to the draft registration statement as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on September 25, 2015.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from you, dated October 22, 2015 (the “Comment Letter”), as well as certain other changes as indicated therein. In addition, the Company has supplementally provided to the Staff (i) a copy of the artwork to be included in the preliminary prospectus and (ii) a draft of the opinion of Milbank, Tweed, Hadley & McCloy LLP to be filed as Exhibit 5.1 to the Registration Statement prior to the effective date of the Registration Statement.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement. The Company’s written acknowledgement is attached hereto as Exhibit A.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response to Comment 1

In response to the Staff’s comment, the Company has provided to the Staff supplementally a copy of the artwork to be included on the inside of the front and back covers of the preliminary prospectus.

2.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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Response to Comment 2

The Company has advised us that neither it nor any person authorized by the Company to do so on its behalf, has presented any written or graphic communications, as defined in Rule 405 under the Securities Act, to any potential investors in reliance on Section 5(d) of the Securities Act in connection with its proposed initial public offering. To the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide them to the Commission for review. The Company confirms that in any such case no copies will be retained by potential investors.

Industry and Market Data, page ii

3.	We note your reference here to third party studies. If any of the referenced studies, or any other third party source referenced in this filing was commissioned by you, please provide a third party consent. Refer to Securities Act Rule 436.

Response to Comment 3

The Company has advised us that that it has not commissioned any of the third party materials to which it refers in the Registration Statement.

4.	We note you indicate that there is no assurance as to the accuracy and completeness of the information included from third party sources. Please revise to clarify that you believe the information is reliable.

Response to Comment 4

The preliminary prospectus has been revised in response to the Staff’s comment to clarify the Company’s belief that the information included from third party sources in the Registration Statement is reliable. Please see page ii of the preliminary prospectus under the heading “Industry and Market Data.”

Prospectus Summary, page 1

Overview, page 1

5.	In one of the opening paragraphs, please provide your revenues and net loss (or net income) for the most recent audited period and interim stub to provide a financial snapshot of your company.

Response to Comment 5

The preliminary prospectus has been revised in response to the Staff’s comment to include the net sales, Adjusted EBITDA and net loss for the periods requested by the Staff’s comments. The Company does not include a line item in its financial statements for revenues, and therefore has instead included the net sales for these periods. See pages 1, 46 and 67 of the preliminary prospectus.

6.	Please refer to the last paragraph in this section. We note your disclosure regarding compound annual revenue growth rate from 2009 through 2014. Please balance such disclosure by including your revenue and net income or net loss for each year over the same period. Or please remove references to CAGR unless it is also accompanied by disclosure showing the numbers for each year that is represented. Another example is in the first full paragraph on page 2, discussing the sales of your Stoker’s brand moist snuff.

Response to Comment 6

The preliminary prospectus has been revised in response to the Staff’s comment to remove all CAGR numbers.

IPO Related Transactions, page 7

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Amendment of First Lien Credit Agreement, page 7

7.	Please revise to disclose the amount that will be outstanding under this facility upon the closing of the offering or advise.

Response to Comment 7

The preliminary prospectus has been revised in response to the Staff’s comment to (i) indicate that the only amendment to the First Lien Credit Facility that the Company will seek in connection with the initial public offering will be amendments to permit its subsidiaries to pay dividends to the Company and (ii) to disclose the amount that will be outstanding under the First Lien Credit Facility upon the closing of the initial public offering. See pages 7, 23, 24, 38, 39, 56 and 57 of the preliminary prospectus.

Summary Historical Condensed Consolidated Financial and Other Information, page 12 and Selected Historical Condensed Consolidated Financial and Other Information, page 43

8.	Please revise to ensure consistent chronological presentation throughout. For example, we note the Summary Historical Condensed Consolidated Financial Information on page 12 is presented from left to right beginning with the earliest period (2012), while the financial statements beginning on page F-3 are presented from left to right beginning with the most recent period (2014). Refer to SAB Topic 11(e).

Response to Comment 8

The preliminary prospectus has been revised in response to the Staff’s comment to present all financial disclosure consistently in accordance with SAB Topic 11(e).

9.	Refer to the Balance Sheet data section on page 13. As your computation in footnote (3) to the table indicates working capital is adjusted to exclude cash, please consider revising the caption of this item to adjusted working capital and expand the footnote to explain why cash is excluded. Please also revise the column headings in this section so they refer to a specific date rather than a period of time.

Response to Comment 9

The Company has revised its calculation of Working Capital in the preliminary prospectus to include cash in the computation of Working Capital. In addition, the preliminary prospectus has been revised to refer to specific dates in the column headings, as appropriate. Please see pages 13, 14, 44, 45 and 54 of the preliminary prospectus.

10.	Please clarify in your computations of net income per share data whether your common shares are inclusive of both voting stock and non-voting common stock. If so, please include prominent disclosure as to this fact, and describe any difference between the common and non-voting common share if other than voting ability. In this regard, as we note that Standard General L.P. owns 100% of the non-voting common stock and that they may be convertible on a one-for-one basis into common stock after the offering, also describe if the non-voting common stock has rights to share in the earnings, losses, dividends or distributions, similar to the common stock. Reference is made to disclosure under Description of Capital Stock on page 106, which implies there is no material difference other than voting ability. Please confirm if true. Also, please clarify on page 39 under Dividend Policy whether the non-voting common stock will be entitled to the quarterly cash dividends, and expand the discussion on page 103 as to the reasons for exchange and issuance of the non-voting common stock.

Response to Comment 10

In response to the Staff’s comment, the Company would like to note that the exchange by Standard General of 90,000 shares of the Company’s common stock for a like amount of the Company’s non-voting common stock was consummated on September 25, 2015. As result, the historical net income per share data for all periods included in the previous draft of the preliminary prospectus was calculated prior to the issuance of the non-voting common stock. The Company has advised us that calculations of earnings per share data for periods in which both the common stock and non-voting common stock are outstanding will include both non-voting and voting common stock in such calculation (as reflected in the earnings per share data for the nine months ended September 30, 2015 included in the preliminary prospectus). In response to the Staff’s comment, the Company has revised pages 13 and 44 of the preliminary prospectus to include the following as a footnote to its net income per share calculations:

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“Per share data includes both voting and non-voting common stock. Our non-voting common stock is identical to our common stock, with the exception of voting rights. Holders of non-voting common stock are entitled to share in the earnings, losses, dividends and distributions to which holders of common stock are entitled.”

In addition, in response to the Staff’s comment, the Company has revised pages 6, 13 and 44 of the preliminary prospectus to include disclosure about the relative rights of each class of common stock. The preliminary prospectus has also been revised to indicate that quarterly cash dividends will be paid to holders of both classes of common stock (pages 10, 23, 34, 39 and 54) and to note the reason behind the exchange and issuance of the non-voting common stock (page 104).

11.	Refer to as adjusted net income available per share data and footnote (1) to the table. Please revise to limit the ‘pro forma’ as adjusted data to the most recent fiscal year and subsequent interim period only. Further, for clarity, the pro forma as adjusted data should only give effect to the Stock Split and the Conversion. The footnote explanation should disclose the amount of debt that will be converted and the number of common shares to be issued for each type of debt. A separate pro forma adjustment section, such as, ‘pro forma as further adjusted,’ should be presented to give effect to the net proceeds from the offering that will be used to repay the remaining outstanding portion of the debt. This additional section should include a footnote as to the computation that discloses for each individual debt facility, such as the 7% Senior Notes, the PIK Toggle Notes, and any other debt, the amount expected to be repaid. The denominator in the computation should only include the number of common shares whose IPO proceeds will be used to repay the outstanding debt.

Response to Comment 11

In response to the Staff’s comment, the preliminary prospectus has been revised to reflect as adjusted net income available per share data for only the most recent audited period and the most recent interim period. The preliminary prospectus has also been revised to present the following adjusted earnings per share calculations, in addition to historical calculations, (i) “as adjusted” net income per share, which gives effect to the Conversion and the Stock Split, and (ii) “as further adjusted” net income per share data, which gives effect to the offering and the application of proceeds from the offering in addition to the Conversion and Stock Split. The preliminary prospectus has also been revised to include the amount of the Second Lien Credit Facility, the 7% Notes and the PIK Toggle Notes that will be repaid with the proceeds of this offering. See pages 12, 13, 43 and 44 of the preliminary prospectus.

12.	Further as disclosed on page 2, we note your intention to initiate the payment of a dividend commencing with the quarter ended after completion of this offering. Please tell us your consideration of SAB Topic 1.B.3 in your treatment of this dividend payment.

Response to Comment 12

The Company has informed us that it currently has no intention to use the proceeds of the offering to pay a dividend. The preliminary prospectus has been revised to note that the Company currently has no intention to use proceeds from its initial public offering to pay a dividend.  The preliminary prospectus has also been revised to clarify that the Company intends to pay a dividend following the end of the first full fiscal quarter following the completion of its initial public offering. Please see pages 2, 7, 10, 23, 24, 34, 38, 39, 54 and 68 of the preliminary prospectus.

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13.	Refer to footnote (2) to the table and your discussion of EBITDA and Adjusted EBITDA. We note your definition of EBITDA includes items other than earnings before interest, taxes, depreciation and amortization. As such, please re-label it as Adjusted EBITDA or similar caption. For guidance, see the Staff’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, Question 103.01. Please revise accordingly.

Response to Comment 13

In response to the Staff’s comment, the Company has revised the preliminary prospectus to present EBITDA as earnings before interest, taxes, depreciation and amortization only, and has included the additional item (loss on extinguishment of debt) as a component of Adjusted EBITDA. See pages 13 and 44 of the preliminary prospectus.

14.	Refer to the balance sheet data on page 44. Please clarify that the total stockholders’ deficit for the six months ended June 30, 2014 is $95,541 rather than $35,541 based on the information on page F-38. Please ensure consistency of all amounts and data throughout the filing.

Response to Comment 14

The preliminary prospectus has been revised to include financial information as of and for the nine months ended September 30, 2015 and therefore the total stockholders’ deficit number for the six months ended June 30, 2014 is no longer included. The Company can confirm consistency of all amounts and data throughout the preliminary prospectus.

Risk Factors, page 15

Our Principal Stockholders will be able to exert significant influence, page 32

15.	Please also indicate in the risk factor that your principal stockholders may be able to exert influence over the authorization of additional stock, if true.

Response to Comment 15

In response to the Staff’s comment, the Company has revised the preliminary prospectus to reflect that the principal stockholders may be able to exert such influence. See page 32 of the preliminary prospectus.

Use of Proceeds, page 38

16.	We note the possible use of proceeds to fund future acquisitions and that you mention pursuing acquisitions at other places in the filing, such as at page 5 under “Strategically Pursue Acquisitions.” Please disclose any current acquisition plans, if known, or clarify that you have no current plans. Refer generally to Instructions 5 and 6 under Item 504 of Regulation S-K.

Response to Comment 16

In response to the Staff’s comment, the Company has revised the preliminary prospectus to indicate that while it is continuing to evaluate strategic acquisition opportunities as they may arise that would strengthen its current product offerings or enable category expansion, it has no commitments or firm agreements for any material acquisitions at this time. See pages 5, 10, 38, 68 and 71 of the preliminary prospectus.

Capitalization, page 40

17.	Please revise the last line item of the table to be Total Capitalization, and adjust the amount presented accordingly. In this regard, exclude the amount of cash and cash equivalents from the computation of total capitalization.

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Response to Comment 17

In response to the Staff’s comment, the Company has revised the preliminary prospectus to reflect “Total capitalization” at the bottom of the table, and cash and cash equivalents have been excluded from the computation of this figure. See page 40 of the preliminary prospectus.

18.	In footnote (1) to the table, please define whether NATC is that of NATC Holding Company, Inc. or North Atlantic Trading Company, Inc., as shown in the ownership structure on page 6. Further, the first time an acronym is provided in the filing, please disclose its meaning. Also expand the ownership structure chart to disclose the ownership percentages of each of the entities or your operating subsidiaries.

Response to Comment 18

In response to the Staff’s comment, the Company has revised the preliminary prospectus to define North Atlantic Trading Company, Inc. as NATC, and to ensure that the first time an acronym is provided, its meaning is provided as well. The ownership structure chart has also been revised to include a footnote indicating that all subsidiaries are wholly-owned, unless otherwise indicated. See page 6 of the preliminary prospectus.

19.	We note no amounts or balances held at June 30, 2015 for the line items, Common stock, non-voting and Standard General Warrants. Please expand footnotes (2) and (3) to the table to disclose additional detail of these equity accounts, including the dates issued and the number of shares or warrants issued and outstanding. Disclose the value assigned to the warrants, including the method of valuation. Please clarify if these equity issuances will be done immediately before or in conjunction with the offering.

Response to Comment 19

In response to the Staff’s comment, the Company has revised the preliminary prospectus to reflect additional details relating to the non-voting common stock, including the issuance date and number of shares or warrants issued and outstanding. See page 40 of the preliminary prospectus. The Company has removed the Standard General Warrants from the Capitalization Table, as the value of these warrants are accounted for in the additional paid-in capital line item of its balance sheet, and has included the additional information requested by the Staff in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Long Term Debt—PIK Toggle Notes and Standard General Warrants” (pages 58 and 59). The  Company has advised us that the value of the Standard General Warrants was calculated as the difference between the fair market value of the common stock at the time of issuance and exercise price. The fair market value of the common stock was determined based on an internal valuation prepared by management with the appropriate level of competency based on a number of criteria including forecasted results and cash flows.

20.	Given that several transactions are reflected in the “as adjusted” column, please give consideration to including an intermediary column in the Capitalization table that gives effect solely to the Stock Split and the Conversion. The last column could be labeled “as further adjusted” to give effect to the additional transaction of the offering and application of the net proceeds. Further, please specify at what point the non-voting common stock and Standard General Warrants have or will be issued.

Response to Comment 20

In response to the Staff’s comment, the Company has revised the preliminary prospectus to include an intermediate “as adjusted” column and an “as further adjusted” column. The “as adjusted” column will give effect solely to the Stock Split and the Conversion, and the “as further adjusted” column will also give effect to the offering and application of proceeds. As noted in the response to Comment 19, the issuance date of the non-voting common stock has been included in the disclosure in footnote (2) to the Capitalization Table, and the Standard General Warrants have been removed from the Capitalization Table. See pages 40 and 58 of the preliminary prospectus.

Dilution, page 41

21.	See the dilution table. Please revise the second line item to reflect the historical net tangible book value per share, as adjusted, giving effect to the Stock Split and the Conversion, but excluding the offering and related transactions. Your current description implies that such also gives effect to the sale of common stock in the offering. In addition, please consider including a separate line item that reflects the increase per share in net tangible book value attributable to new investors in this offering.

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Response to Comment 21

In response to the Staff’s comment, the Company has revised the preliminary prospectus to reflect the proposed additions to the Dilution table. See page 41 of the preliminary prospectus.

Management’s Discussion and Analysis, page 46

Overview, page 46

22.	Refer to the table of financial information about reported segments on page 47. We note footnote (1) discloses that the “other” column includes assets that are not assigned to the three reportable segments, such as goodwill. Please revise the table and related footnote disclosure to clarify, if true, that all of your goodwill has been allocated to your reportable segments, consistent with the disclosure in Note 7 to your audited financial statements.

Response to Comment 22

In response to the Staff’s comment, the Company has revised the preliminary prospectus to amend the footnote (1) description of the “other” column and related goodwill disclosure, as all goodwill has been allocated to the Company’s reportable segments. See pages 47 and 48 of the preliminary prospectus.

Critical Accounting Policies and Uses of Estimates, page 48

Goodwill

23.	Please revise your descriptions of the first and second steps in the goodwill impairment test to clarify that the first step is used to identify potential impairment and compares the fair value of a reporting unit with its carrying amount, including goodwill, and that the second step, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of the goodwill. Refer to ASC 350-20-35-4 and 35-9.

Response to Comment 23

In response to the Staff’s comment, the Company has revised the preliminary prospectus to include more details regarding the first and second steps in the goodwill impairment test. See pages 49, F-9 and F-10 of the preliminary prospectus.

Liquidity and Capital Reserves, page 54

24.	For each of your various debt facilities that contain financial and other covenants, please disclose whether or not you were in compliance with the agreements as of the most recent balance sheet date.

Response to Comment 24

In response to the Staff’s comment, the Company has revised the preliminary prospectus to reflect this confirmation. See pages 24, 56, 57, 58 and 59 of the preliminary prospectus.

Business, page 67

25.	Please briefly expand to explain the statement that you have transitioned from a traditional OTP manufacturer to an asset-light sourcing and marketing model.

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Response to Comment 25

In response to the Staff’s comment, the Company has revised the preliminary prospectus to describe more fully its transition from a traditional OTP manufacturer to an asset-light sourcing and marketing model. See pages 2 and 67 of the preliminary prospectus.

Management, page 85

26.	Please revise this section to discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

Response to Comment 26

In response to the Staff’s comment, the Company has revised the preliminary prospectus to discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director of the Company. See pages 85, 86 and 87 of the preliminary prospectus.

27.	It appears that certain of your directors have affiliations with certain of your major stockholders. Please revise this section to describe briefly any arrangement or understanding between any director and any other persons pursuant to which such director was or is to be selected as a director or nominee. Refer to Item 401(a) of Regulation S-K. In this regard, we would expect to see disclosure regarding any nomination rights under your existing stockholder’s agreement to include identification of each director who has been nominated pursuant to such rights.

Response to Comment 27

As noted in the previous draft of the registration statement under “Certain Relationships and Related Party Transactions—Loan and Voting Agreement,” pursuant to the Loan and Voting Agreement, each of Mr. Helms and Standard General have agreed to support the others nominees to the Company’s board of directors. The Company has revised the preliminary prospectus to include this information in the requested section of the preliminary prospectus and to identify the directors nominated by each of the Helms Parties and Standard General. See pages 87 of the preliminary prospectus.

Director Compensation, page 100

Current Compensation, page 100

28.	We note that in 2014 certain of your directors were granted stock options. We also note that the included table does not reflect these grants. Please revise to include the table required by Item 402(r) of Regulation S-K which should include all director compensation for the last completed fiscal year.

Response to Comment 28

In response to the Staff’s comment, the Company has revised the preliminary prospectus to reflect these grants and to include the table required by Item 402(r) of Regulation S-K. See page 101 of the preliminary prospectus.

Security Ownership of Beneficial Owners and Management, page 101

29.	Please refer to footnote 2. For Standard General LP, please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Response to Comment 29

In response to the Staff’s comment, the Company has revised the preliminary prospectus to provide this disclosure. See page 103 of the preliminary prospectus.

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Certain Relationships and Transactions, page 103

Helms Promissory Notes and Loan and Voting Agreement, page 103

30.	Please tell us if any voting agreements will remain in the amended Loan and Voting Agreement.

Response to Comment 30

Each of the Company, the Helms Parties and Standard General has confirmed to us that upon completion of the offering no voting agreements will remain in the amended Loan and Voting Agreement.

Audited December 31, 2014 Financial Statements

Consolidated Statements of Cash Flows, page F-6

31.	We note that your PIK Toggle Notes, 7% Senior Notes, and third lien notes allow for the deferral of interest payments, which is typically referred to as payment in kind (PIK). We note from your statements of cash flows that you appropriately classify the deferral of interest (issuance of PIK debt) as a non-cash adjustment to reconcile net income (loss) to net cash provided by operating activities. Given that the PIK obligations are, in substance, accruals for interest incurred but not yet paid, please confirm to us that you plan to classify subsequent payments of deferred interest as operating cash outflows. Refer to ASC 230-10-45-17d and 28a for guidance. In addition, to more plainly describe the non-cash adjusting items, please consider captioning them as “interest incurred but not paid on PIK Toggle Notes” or similar.

Response to Comment 31

The Company has confirmed to us that it plans to classify such payments as operating cash outflows. The Company has revised the preliminary prospectus to revise the captions as noted in the Staff’s comments. See pages F-6 and F-41.

Note 15. Unit Incentive Plan, page F-33

32.	Please expand the disclosure to discuss the issuance of the Intrepid Warrants, including the date issued, exercise price, and other relevant information pursuant to Rule 4-08(i) of Regulation S-X. We note your current disclosure is limited to that included with the 7% Senior Notes on page F-19. Please expand accordingly.

Response to Comment 32

In response to the Staff’s comment, the Company has revised the preliminary prospectus to include all relevant information required by Rule 4-08(i). See pages F-33, F-34, F-57 and F-58 of the preliminary prospectus.

Note 18. Parent-Only Financial Information, page F-37

33.	We note disclosure on page 24 that your ABL and First Lien Credit Agreement contain a number of restricted covenants, including your ability to pay dividends and make other restricted payments. Please include disclosure of the most significant restrictions on the payment of dividends by you before the offering and subsequent to the offering. Also disclose whether there are restricted net assets of your consolidated and any unconsolidated subsidiaries that together exceed 25% of your consolidated net assets, which may not be transferred to you in the form of loans, advances or cash dividends without the consent of a third party. Reference is made Rule 4-08(e) of Regulation S-X.

Response to Comment 33

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In response to the Staff’s comment, the Company has revised the preliminary prospectus to include a description of the restrictions on the ability of the Company’s subsidiaries, other than Turning Point Brands, LLC and its subsidiary, to pay dividends and make other restricted payments which in turn could affect the Company’s ability to pay dividends. See pages 24 and F-37 of the preliminary prospectus. The preliminary prospectus has also been revised to disclose that the Company has restricted total assets of consolidated and any unconsolidated subsidiaries that together exceed 25% of its consolidated total assets, which may not be transferred to the Company in the form of loans, advances or cash dividends without the consent of a third party. See page F-37 of the preliminary prospectus. The Company has disclosed the amount of restricted total assets rather than restricted net assets due to the fact that the net assets of the Company and its restricted subsidiaries are negative.

Note 19. Segment Information, page F-37

34.	Please expand your disclosure to also include a reconciliation of the consolidated operating income to your consolidated income (loss) before income taxes. Refer to ASC 280-10-50-30(b). This comment is also applicable to your interim financial statements at page F-57.

Response to Comment 34

The Company has revised the preliminary prospectus in response to the Staff’s comment to include a reconciliation of consolidated operating income to consolidated income (loss) before income taxes in both its audited and interim financial statements. Please see pages 47, F-38 and F-59 of the preliminary prospectus.

35.	Please disclose the amount of revenues and long-lived assets attributed to and located in domestic and foreign locations, pursuant to ASC 280-10-50-41. Also, please include information about your major customers pursuant to ASC 280-10-50-42.

Response to Comment 35

In response to the Staff’s comment, the Company has revised the preliminary prospectus to include information pertaining to its customer that represents approximately 10% of its revenues, and to include a table reflecting the breakdown of revenues in domestic and foreign locations. The Company has confirmed that it has no long-lived assets in foreign locations. See pages 28, 29, 61, 74, F-13, F-36 and F-38 of the preliminary prospectus.

June 30, 2015 Interim Financial Statements

Note 10. Unit Incentive Plan, page F-56

36.	Please disclose, if true, that the Intrepid Option Plan for units of ownership in your subsidiary Intrepid Brands, LLC will not be terminated in connection with the offering. Further, please disclose if all or a portion of the outstanding options will be repurchased by you using a portion of the net proceeds from the offering. Reference is made to page 91. Please also discuss the planned repurchase of a portion of the Intrepid Warrants in connection with the offering. Reference is made to page 38.

Response to Comment 36

The Company has confirmed that the Intrepid Option Plan will be terminated in connection with the offering. The Company has revised the preliminary prospectus to reflect its planned repurchase of all of the options under the Intrepid Option Plan and a portion of the Intrepid Warrants. See pages 7, 9, 13, 38, 44, 91 and 105 of the preliminary prospectus.

Signatures, page II-6

37.	Please revise the second half of your signature page to include the signature of your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

Response to Comment 37

The preliminary prospectus has been revised to note that the Company’s Chief Financial Officer will also serve as its Chief Accounting Officer. See page II-6.

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Conclusion

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding the Registration Statement. If I can be of any assistance during the staff’s review of the enclosed Draft Registration Statement, please contact me, collect, by telephone at (212) 530-5301 or by facsimile at (212) 822-5301. I can also be reached by e-mail at bnadritch@milbank.com.

Very truly yours,

/s/ Brett Nadritch, Esq.

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North Atlantic Holding Company, Inc.

5201 Interchange Way

Louisville, KY 40229

Tel: (502) 778-4421

November 5, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Susan Block

Re:	North Atlantic Holding Company, Inc. (the “Company”)
Registration Statement on Form S-1 (CIK No. 0001290677) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

North Atlantic Holding Company, Inc.

By:	/s/ Lawrence S. Wexler
	Name:	Lawrence S. Wexler
	Title:	Chief Executive Officer

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